Exhibit 16.1

Mr. Martin Nielson, CEO Board of directors
E‐Waste Systems, Inc.
1350 E. Flamingo, #3101
Las Vegas, NV 89119

Dear Mr. Nielson:

This is a follow up to our resignation email dated and effective March 1, 2014 wherein we resigned as the independent registered public accountants for E‐Waste Systems, Inc. (“E‐Waste”). The reason for the resignation stems from our disagreement with E‐waste’s management concerning the accounting treatment of certain transactions involving China based companies.

It was our understanding that E‐waste entered into certain "lease" agreements with several Chinese companies in 2013. Under these “lease” agreements, E‐waste apparently accounted for gross revenue and expenses of these China based operations during 2013. Based on the documents we have reviewed and interviews we have conducted so far, it does not appear that there is substance related to the “lease” agreements to warrant E‐waste to account for gross revenue and expenses for these China based operations. Our conclusion was reached based on our review of the "lease" agreements and an interview with E‐Waste’s key management team member that has closed every transaction in China and maintained management of the business units.

We believe that the overstated revenue and expenses could have a material impact on E‐Waste’s consolidated financial statements.

This disagreement should be disclosed in the Item 4.01 Change of auditor Form 8‐K filing which is due four business days from our email resignation.

Very truly yours,

/s/  MaloneBailey, LLP
       MaloneBailey, LLP